UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Matav-Cable Systems Media Ltd.

(Name of Issuer)

Ordinary Shares (par value New Israeli Shekel 1.00 per share)

(Title of Class of Securities)

576561 10 4

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 576561 10 4	13G	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Abraham Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER

 -0- (see Item 4) (Abraham Dankner may be deemed to have the shared power to vote 12,288,618 shares by reason of his being a party to the
 Shareholders Agreement in relation to shares held by him in Dankner
Investments Ltd.)
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Abraham Dankner may be deemed to have the shared power to dispose of
 12,288,618 shares by reason of his being a party to the Shareholders Agreement in relation to shares held by him in Dankner Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0- (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 576561 10 4	13G	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,919 (see Item 4)
6	SHARED VOTING POWER

 -0- (see Item 4) (David Dankner may be deemed to have the shared power to vote 12,288,618shares by reason of his being a party to the
 Shareholders Agreement in relation to shares held by him in Dankner
Investments Ltd.)
	7	SOLE DISPOSITIVE POWER 15,919 (see Item 4)
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (David Dankner may be deemed to have the shared power to dispose of
 12,288,618 shares by reason of his being a party to the Shareholders Agreement in relation to shares held by him in Dankner Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,919 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 576561 10 4	13G	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shmuel Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER

 -0- (see Item 4) (Shmuel Dankner may be deemed to have the shared power to vote 12,288,618 shares by reason of his being a party to the Shareholders Agreement in relation to shares held by him in Dankner Investments Ltd.)
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Shmuel Dankner may be deemed to have the shared power to dispose of
 12,288,618 shares by reason of his being a party to the Shareholders Agreement in relation to shares held by him in Dankner Investments Ltd)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0- (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 576561 10 4	13G	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leah Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 180,967 (see Item 4)
6	SHARED VOTING POWER

 -0- (see Item 4) (Leah Dankner may be deemed to have the shared power to vote 12,288,618 shares by reason of her being a party to the Shareholders
Agreement in relation to shares held by her in Dankner Investments Ltd.)
	7	SOLE DISPOSITIVE POWER 180,967 (see Item 4)
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Leah Dankner may be deemed to have the shared power to dispose of
 12,288,618 shares by reason of her being a party to the Shareholders Agreement in relation to shares held by her in Dankner Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,967 (see item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 576561 10 4	13G	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Orli Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER

 -0- (see Item 4) (Orli Mor may be deemed to have the shared power to vote
 12,288,618 shares by reason of her being a party to the Shareholders
Agreement in relation to shares held by her in Dankner Investments Ltd.)
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Orli Mor may be deemed to have the shared power to dispose of
 12,288,618 shares by reason of her being a party to the Shareholders Agreement in relation to shares held by her in Dankner Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0- (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 576561 10 4	13G	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rachel Elran
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER

 -0- (see Item 4) (Rachel Elran may be deemed to have the shared power to vote12,288,618 shares by reason of her being a party to the Shareholders
Agreement in relation to shares held by her in Dankner Investments Ltd.)
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER

 -0- (see Item 4) (Rachel Elran may be deemed to have the shared power to dispose of
 12,288,618 shares by reason of her being a party to the Shareholders Agreement in relation to shares held by her in Dankner Investments Ltd.)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0- (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 576561 10 4	13G	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cable Systems Media Haifa- Hadera Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0- (see Item 4)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (see Item 4)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 576561 10 4	13G	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gibstein Investments (1997) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 394,880 (See item 4)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -394,880- (see Item 4)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,880 (see item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (see Item 4)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 576561 10 4	13G	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gibstein Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 862,546 (See item 4)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 862,546 (see Item 4)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,546 (see item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.85% (see Item 4)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 576561 10 4	13G	Page 11 of 19 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hanania Gibstein.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,520,365 (See item 4)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,520,365 (see Item 4)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,520,365 (see item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.03% (see Item 4)
12	TYPE OF REPORTING PERSON CO

Item 1(a). Name of Issuer

        This statement constitutes Amendment No. 2 to Schedule 13G (the “Schedule 13G”) filed with the Securities and Exchange Commission on February 14, 2001 by the Dankner Family Members (as defined below) in connection with their respective ownership of the Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”) of Matav-Cable Systems Media Ltd. (the “Issuer” or the “Company”) and amends and supplements the Schedule 13G as provided herein.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Item 1(b) of the Schedule 13G is amended to read in its entirety as follows:

        42 Pinkas Street, North Industrial Area, Netanya, 42134, Israel

Item 2(a). Name of Person Filing:

Items 2(a) through (e) of the Schedule 13G are amended to read in their entirety as follows:

        This Schedule is filed by (i) Abraham Dankner, (ii) David Dankner, (iii) Shmuel Dankner, (iv) Leah Dankner, (v) Orli Mor and (vi) Rachel Elran (collectively, the “Dankner Family Members”) (vii) Cable Systems Media Haifa-Hadera Ltd., (viii) Gibstein Investments (1997) Ltd., (ix) Gibstein Holdings Ltd. And (x) Hanania Gibstein. Such parties are referred to herein as the “Reporting Parties”. Any disclosures made herein with respect to persons other than the Reporting Parties are made upon information and belief.

        Dankner Investments is controlled by members of the Dankner and Gineo families, who collectively hold approximately 88.08% of Dankner Investments’ issued share capital. The Dankner Family Members who hold shares in Dankner Investments directly and through members of their immediate families and companies under their control are Abraham Dankner (7.69%), David Dankner (11.79%), Shmuel Dankner (10.08%), Leah Dankner (18.18%), Orli Mor (5.35%), and Rachel Elran (5.37%), and a joint account owned by the aforementioned parties as a group (29.62%). Members of the Dankner and Gineo families, including the Dankner Family Members, are parties to the shareholders agreement in relation to Dankner Investments (“Dankner Shareholders’ Agreement”), concerning the voting of part of their respective shares in Dankner Investments in coordination with the other parties to the agreement. Pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent a “group” is deemed to exist by virtue of the Dankner Shareholders’ Agreement, each of the Dankner Family Members would be deemed to be the beneficial owner, for the purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the Ordinary Shares of the Company beneficially owned by the other parties to the Dankner Shareholders’ Agreement. The filing of this Schedule shall not be construed as an admission, for the purposes of Section 13(d), Section 13(g) or Regulation 13D-G under the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder that the Dankner Family Members are the beneficial owner of any Ordinary Shares owned by any other party to the Dankner Shareholders’ Agreement.

        Dankner Investments owns 40.69 % of the Ordinary Shares of the Company. The other major shareholders of the Company are Ma’ariv Modiin Publishing House Ltd. (“Ma’ariv”) (15.09% of the Ordinary Shares), its directors (as a group, 12.04% of the Ordinary Shares), Bank Leumi LeIsrael Group (6.35% of the Ordinary Shares), Bank Hapoalim Group (5.62% of the Ordinary Shares) and the remaining 20.86% of the Ordinary Shares are held by the public. Dankner Investments is party to a shareholders agreement in relation to the Company, dated October 18, 1993 (“Matav Shareholders’ Agreement”) together with Mr. Hanania Gibstein, Ma’ariv, Mr. Eli Cheifetz, Mr Shimon Cheifetz and Dr. Zvi Dinstein. Pursuant to the Matav Shareholders’ Agreement, the various shareholders in the Company agreed to vote their respective shares in a manner that would enable each of such shareholders to appoint a number of directors to the Company board of directors in proportion to each of such shareholder’s holdings in the Company as compared with the holdings of all parties to the Matav Shareholders’ Agreement held prior to the Company’s initial public offering on the Tel Aviv Stock Exchange in October 1993 (the “Original Shares”). The Matav Shareholders’ Agreement also grants each shareholder a first refusal right to acquire the shares of a shareholder who offers his shares to a third party or a shareholder who offers more than 15% of his cumulative shareholdings (as of October 19, 1993) in a transaction effected through the Tel Aviv Stock Exchange. The Matav Shareholders’ Agreement remains in force as to a party so long as such party holds at least 25% of the number of shares in the Company held by such shareholder on October 19, 1993. Pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent a “group” is deemed to exist by virtue of the Matav Shareholders’ Agreement, Dankner Investments would be deemed to be the beneficial owner, for the purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the Ordinary Shares of the Company beneficially owned by the other parties to the Matav Shareholders’ Agreement. The filing of this Schedule shall not be construed as an admission, for the purposes of Section 13(d), Section 13(g) or Regulation 13D-G under the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder that Dankner Investments is the beneficial owner of any Ordinary Shares owned by any other party to the Matav Shareholders’ Agreement or by Cable Systems Media Haifa- Hadera Ltd.

        On July 30, 1998, Dankner Investments reached an agreement with Mr. Hanania Gibstein, Mr. Shimon Cheifetz and Mr. Eli Cheifetz according to which Mr. Gibstein and Messrs. Cheifetz agreed not to sell their shares in the Company without the consent of Dankner Investments. Dankner Investments agreed not to sell its shares in the Company without allowing Mr. Gibstein and Messrs. Cheifetz to take part in the sale and Mr. Gibstein and Messrs. Cheifetz agreed to join the sale of all or most of Dankner Investment’s shares of the Company. This agreement is subject to the Matav Shareholders’ Agreement.

        In July 2002, the parties to the Matav Shareholders Agreement entered into an agreement amending the Matav Shareholders Agreement (the “Amendment”). Under the Amendment, Ma’ariv ceased to be a party to the Matav Shareholders Agreement and has no right or obligation with connection to the Matav Shareholders Agreement or the Amendment. In Addition, pursuant to the Amendment, if Cheifetz shall not have a right to nominate a director to the Board of Directors of Matav, on account of the number of Original Shares held by him, the parties shall act to nominate a director to the Board of Directors of Matav designated by Cheifetz, provided that the number of Original Shares held by Cheifetz shall be at least 60% of the number of Original Shares required in order to have a right to nominate one director of Matav. Dankner Investments shall not be obligated to act according to the above, if as a result the number of directors of Matav nominated by Dankner Investments shall not constitute the majority of directors of Matav (the director designated by Cheifetz shall not be considered a director nominated by Dankner Investments).

        On January 19, 2004, Dankner Investments and Delek signed an agreement, pursuant to which: (1) Delek will purchase from Dankner Investments 5,433,685 Ordinary Shares, which constitutes approximately 17.99% of the outstanding Ordinary Shares, in consideration for approximately $43,500,000 (approximately $8.00 per Ordinary Share), and (ii) Dankner Investments will grant to Delek an option, exercisable within two years, to purchase from Dankner Investments an additional 604,078 Ordinary Shares, which constitutes approximately 2% of the outstanding Ordinary Shares, at the same price per share in the sale transaction (together, the “Transaction”). In addition, Delek agreed to provide a loan to Dankner Investments in the amount of approximately $4,800,000 for a period of up to two years. The Transaction is subject to the fulfillment of a number of conditions, including the approval of the Israeli Ministry of Communications and the Cable Council, to the extent required.

        Cable Systems Media Haifa- Hadera Ltd. is a wholly-owned subsidiary of the Company.

        Gibstein Investments (1997) Ltd. And Gibstein Holdings Ltd. Are held by Hanania Gibstein are companies , fully owned by Hanania Gibsteib

Item 2(b). Address of Principal Business Office or, if None, Residence:

        The principal business or residential addresses of the entities referred to in this filing are as follows:

(i)	Abraham Dankner:	53 Denya Street,
Haifa, Israel

(ii)	David Dankner:	S32 Sweden Street,
Haifa, Israel

(iii)	Shmuel Dankner:	8 Hashahaf Street,
Jaffa, Israel

(iv)	Leah Dankner:	24 A Beiyar Street,
Tel Aviv, Israel

(v)	Orli Mor:	56 Sweden Street,
Haifa, Israel

(vi)	Rachel Elran:	50 Sweden Street
Haifa, Israel

(vii)	Hanania Gibstein	5 Hatavor Street
Rishon- Lezion, Israel

Item 2(c). Place of Organization or Citizenship:

(i)	Abraham Danker:	Israeli

(ii)	David Danker:	Israeli

(iii)	Shmuel Danker:	Israeli

(iv)	Leah Danker:	Israeli

(v)	Orli Mor:	Israeli

(vi)	Rachel Elran:	Israeli

(vii)	Hanania Gibstein	Israeli

Item 2(d). Title of Class of Securities

        Ordinary Shares.

Item 2(e). CUSIP Number:

        576561 10 4 (for American Depositary Receipts only)

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

        N/A

Item 4. Ownership

Item 4 of the Schedule 13G is amended to read in its entirety as follows:

For Abraham Dankner, Shmuel Dankner, Orli Mor and Rachel Elran:

(a)	Amount beneficially owned: -0- Ordinary Shares

(b)	Percent of class: 0%

(c)	As described above in Item 2(a), Abraham Dankner, Shmuel Dankner, Orli Mor and Rachel Elran, may each be deemed to own indirectly through their each being party to the Dankner Shareholders’ Agreement, 40.69% of the Ordinary Shares of the Company.

For David Dankner:

(a)	Amount beneficially owned: 15,919 Ordinary Shares

(b)	Percent of class: 0.05%

(c)	David Dankner has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, 15,919 Ordinary Shares of the Company. In addition, as described above in Item 2(a), David Dankner may be deemed to own indirectly through his being party to the Dankner Shareholders’ Agreement, 40.69% of the Ordinary Shares of the Company.

For Leah Dankner:

(a)	Amount beneficially owned: 180,967 Ordinary Shares

(b)	Percent of class: 0.6%

(c)	Leah Dankner has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, 180,967 Ordinary Shares of the Company. In addition, as described above in Item 2(a), Leah Dankner may be deemed to own indirectly through her being party to the Dankner Shareholders’ Agreement, 40.69% of the Ordinary Shares of the Company

For Gibstein Investments (1997) Ltd.

(a)	Amount beneficially owned: 394,880 Ordinary Shares (see (c) below)

(b)	Percent of class: 1.3%

(c)	Gibstein Investments (1997) Ltd. Has the sole power to dispose of, or to direct the disposition of, 394,880 Ordinary Shares of the Company (which represents 1.3%% of the equity rights).

For Gibstein Holdings Ltd.

(a)	Amount beneficially owned: 862,546 Ordinary Shares (see (c) below)

(b)	Percent of class: 2.85%

(c)	Gibstein Holdings Ltd. Has the sole power to dispose of, or to direct the disposition of, 862,546 Ordinary Shares of the Company (which represents 2.85% of the equity rights).

For Hanania Gibstein

(a)	Amount beneficially owned: 1,520,365 Ordinary Shares (see (c) below)

(b)	Percent of class: 5.03%

(c)	Hanania Gibstein, through his holdings in Gibstein Investments (1997) Ltd. And Gibstein Holdings Ltd. has the sole power to dispose of, or to direct the disposition of 1,520,365 Ordinary Shares of the Company (which represents 5.03% of the equity rights).

Item 5. Ownership of Five Percent or Less of a Class

        Item 5 of the Schedule 13G is amended to read in its entirety as follows:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        N/A

Item 8. Identification and Classification of Members of the Group

        N/A

Item 9. Notice of Dissolution of Group

        N/A

Item 10. Certification

        N/A

Appendix A

Joint Filing Agreement

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February __, 2004

—————————————— ABRAHAM DANKNER	—————————————— DAVID DANKNER

—————————————— SHMUEL DANKNER	—————————————— ORLI MOR

—————————————— LEAH DANKNER	—————————————— RACHEL ELRAN

—————————————— HANANIA GIBSTEIN	—————————————— GIBSTEIN INVESTMENTS (1997) LTD.

—————————————— GIBSTEIN HOLDINGS LTD.

APPENDIX A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D or Schedule 13G (including any amendments thereto) with respect to the Ordinary Shares of Matav-Cable Systems Media Ltd. and further agree that this Joint Filing Agreement be included as an appendix to such joint filing. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement. In evidence thereof, the undersigned parties hereby execute this Agreement this ___th day of February, 2004.

—————————————— ABRAHAM DANKNER	—————————————— DAVID DANKNER

—————————————— SHMUEL DANKNER	—————————————— LEAH DANKNER

—————————————— ORLI MOR	—————————————— RACHEL ELRAN

—————————————— HANANIA GIBSTEIN	—————————————— GIBSTEIN INVESTMENTS (1997) LTD.

—————————————— GIBSTEIN HOLDINGS LTD.